# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BayFirst Financial Corp., CIK 0001649739
CUSIP: 07279B104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 700 CENTRAL AVENUE, SUITE 102, ST PETERSBURG, Florida (FL), 33701
Date of event which requires filing of this statement: 07/14/2026
Filed by CIK 0001170549
Persons authorized to receive notices and communications: Richard Pearlman, 3122 Mahan Drive, Suite 801-180, Tallahassee, Florida (FL), 32308, 850-878-2411

## Reporting persons
- LEHMAN KENNETH R (CIK 0001170549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,500,000; shared voting power 0; sole dispositive power 11,500,000; shared dispositive power 0; aggregate amount beneficially owned 11,500,000 (42.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BayFirst Financial Corp.
Address of issuer's principal executive offices: 700 CENTRAL AVENUE, SUITE 102, ST PETERSBURG, Florida (FL), 33701
Comment: This Schedule 13D relates to the common stock of BayFirst Financial Corp (the "Company"). The address of its principal executive offices is 700 Central Avenue, St. Petersburg, Florida 33701.

## Item 2. Identity and Background
Name of person filing: Kenneth R. Lehman
Residence or business address: 122 North Gordon Road, Ft. Lauderdale, Florida 33301
Present principal occupation or employment: Mr. Lehman is a private investor.
Criminal convictions in the last five years: During the last five years, he has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was or is him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, he has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was or is him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Lehman is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Lehman acquired the shares upon the exchange of 4,000 shares of the Company's Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series E, pursuant to the Exchange Agreement (Exhibit 99.3 hereto). He acquired those shares on April 28, 2026, with his personal and Roth IRA funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Lehman acquired his shares because he believes they represent a prudent investment. Mr. Lehman intends to join the board of directors of the Company and its subsidiary, BayFirst National Bank.

Mr. Lehman intends to review continuously his investment in the Company, including the Company's business, financial condition, results of operations, capital structure, management, competitive position, and prospects, as well as general economic, financial market, and industry conditions. Depending on such review and on other factors, including the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, Mr. Lehman's financial condition and investment considerations, and other factors Mr. Lehman deems relevant, Mr. Lehman may, from time to time and at any time, in the open market, in privately negotiated transactions, or otherwise: (i) acquire additional shares of Common Stock or other securities of the Company, including pursuant to the gross-up rights described in Item 6 below; (ii) dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now holds or may hereafter acquire; (iii) engage in discussions with the Company's management, board of directors, other stockholders, or other parties concerning the business, operations, governance, management, strategy, or capital structure of the Company; or (iv) take any other action with respect to the Company or any of its securities in any manner permitted by law.

Except as described in this Schedule 13D, Mr. Lehman does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Lehman reserves the right to change his plans and intentions at any time, as he deems appropriate, and to take any and all actions that he deems appropriate to maximize the value of his investment. There can be no assurance that Mr. Lehman will take any of the actions described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Lehman personally has title to 7,288,125 shares and his Roth IRA has title to 4,211,875 shares, which represent 42.4% of the outstanding shares of the Company's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Lehman has and exercises sole investment and voting authority over all 11,500,000 shares.
Transactions in the class effected during the past sixty days: Mr. Lehman acquired the shares upon the exchange of 4,000 shares of the Company's Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series E, pursuant to the Exchange Agreement (Exhibit 99.3 hereto).
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to the terms of the Securities Purchase Agreement (Exhibit 99.1 hereto) pursuant to which Mr. Lehman acquired the preferred shares which he and the Company exchanged for his shares of common stock, Mr. Lehman is entitled to designate one individual to be appointed to the Company's and BayFirst National Bank's Boards of Directors. Pursuant to that agreement, Mr. Lehman has also been granted gross-up rights to acquire from the Company any equity or equity-linked securities (with certain exceptions) offered by the Company in order to enable him to maintain his proportionate ownership interest in the Company as immediately prior to such issuance. Also pursuant to that agreement, BayFirst National Bank and Mr. Lehman are working together to identify specific work-out assets and develop and adopt a mutually agreeable asset resolution plan pursuant to which the bank will accelerate its work-out strategy with respect to those identified assets. The Company and Mr. Lehman are also parties to a Registration Rights Agreement (Exhibit 99.2 hereto), pursuant to which, the Company will register for resale his shares of common stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated April 28, 2026 (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on April 30, 2026)
99.2 Form of Registration Rights Agreement (incorporated by reference from Exhibit A to Exhibit 10.1 to the Company's Form 8-K filed on April 30, 2026)
99.3 Exchange Agreement (incorporated by reference from Exhibit J to Exhibit 10.1 to the Company's Form 8-K filed on April 30, 2026)

https://www.sec.gov/Archives/edgar/data/1649739/000164973926000020/ex101securitiespurchaseagr.htm

## Signatures
- LEHMAN KENNETH R: Kenneth R. Lehman, Kenneth R. Lehman (07/16/2026)